FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of May, 2007

Commission File Number: 001-31274

SODEXHO ALLIANCE, SA
(Translation of registrant’s name into English)

3, avenue Newton
78180 Montigny - le - Bretonneux
France
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ____	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ____	No X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ____	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

SODEXHO ALLIANCE, SA

TABLE OF CONTENTS

  Item

1.	First-half Fiscal 2007 Results

Item 1

I.   BUSINESS REVIEW
       FIRST-HALF FISCAL 2007

Sodexho Alliance Chief Executive Officer, Michel Landel, presented the results for the first-half of Fiscal 2007 to the Board of Directors at the April 24, 2007 meeting of the Board.

Highlights

(in millions of euro)	First-half Fiscal 2006	First-half Fiscal 2007	Change (excluding currency impact)	Currency impact(1)	Total change
Revenues	6,546	6,819	+8.4%	-4.2%	+4.2%
Operating profit	315	364	+20.4%	-4.8%	+15.6%
Group net income	160	198	+29.2%	-5.0%	+24.2%
Net cash provided by operating activities	93	211

(1)
The currency impact is unfavorable. However, Sodexho subsidiaries’ income and expenses are expressed in the same currency; hence, unlike exporting companies, currency variations carry no operating risk.

(2)	Currency effects are computed by applying the average exchange rate for the prior period to the amounts for the current year period.

•	At 8.2%, at constant scope of consolidation and exchange rates, organic growth in revenues accelerated for the first-half of Fiscal 2007. This performance reflects the improvement in client retention achieved in Fiscal 2006, good new sales activity, particularly in the Rest of the World (Latin America, Asia-Australia and Remote Sites) and a strong acceleration in comparable unit sales. The Service Vouchers and Cards activity continued to show dynamic organic growth based on its innovative offers.

•	Operating profit rose by 15.6% to 364 million euro and by 20.4% excluding the currency impact. This increase is attributable to the continued progress achieved by teams across all geographies.

•
Group net income increased by 24.2% or 29.2% excluding currency effects. This increase, stronger than that shown for operating profit, is attributable essentially to the improvement in the effective tax rate, which went from 38.8% for the first-half of Fiscal 2006 to 35.5% for the first-half of Fiscal 2007.

1.	Analysis of evolution of revenue and operating profit by activity

Revenue by operating activity	First-half	First-half	Change at	Change at
(in millions of euro)	Fiscal 2007	Fiscal 2006	current	constant
			exchange	exchange
			rates	rates
Food and Facilities Management
Services
North America	2,890	2,919	-1.0%	7.1%
Continental Europe	2,236	2,111	5.9%	5.8%
United Kingdom & Ireland	720	663	8.5%	6.9%
Rest of the World	766	678	13.0%	19.5%
Total	6,612	6,371	3.8%	8.0%
Service Vouchers and Cards	211	178	18.4%	22.9%
Elimination of intragroup revenues	(4)	(3)
Total	6,819	6,546	4.2%	8.4%

Operating profit by operating	First-half	First-half	Change at	Change at
activity	Fiscal 2007	Fiscal 2006	current	constant
(in millions of euro)			exchange	exchange
			rates	rates
Food and Facilities Management
Services
North America	163	152	7.4%	16.1%
Continental Europe	115	103	11.0%	10.9%
United Kingdom & Ireland	30	17	76.8%	74.2%
Rest of the World	20	11	86.7%	104.4%
Total	328	283	15.9%	21.1%
Service Vouchers and Cards	66	53	24.4%	29.7%
Corporate expenses	(30)	(21)
Total	364	315	15.6%	20.4%

In the first-half of Fiscal 2007, operating activities outside the euro zone accounted for 69.8% of revenues (of which 41.5% were denominated in US dollars) and 69% of operating profit (of which 39.2% were in US dollars).

1.1. Food and Facilities Management Services

In Food and Facilities Management Services, organic revenue growth was 7.9% .

Organic revenue growth for Business & Industry accelerated from 5.2% in the first half of Fiscal 2006 to 8.2% for the first half of Fiscal 2007. Three principal factors explain this good performance:

•	The business recovery in North America
•	Sustained growth in the Defense and Leisure segments in the United Kingdom
•	Double-digit growth in the Rest of the World

At 7.8%, organic growth in Healthcare and Seniors was comparable to that for the same period for the previous year reflecting the relevance of Sodexho’s offer of Facilities Management services to improve the Quality of Life.

In Education, organic growth rose to 7.3%, a result in particular of a return to growth in North America following the reduced level of activity during the first half of Fiscal 2006 resulting from the hurricanes in the Gulf Coast region.

Analysis by region

In North America, revenues totaled 2.9 billion euro, with organic growth of 7.6% .

Revenues in the Business & Industry segment, up 5.8%, benefited from a number of favorable developments, including an improvement in client retention and a satisfactory increase in comparable unit sales. The accelerated pace of business development was especially noteworthy in Facilities Management, as contracts were signed with Pfizer, USAA Insurance and the General Electric Nuclear Energy.

Organic growth of 7.9% in the Healthcare and Seniors segments reflected mainly an increase in comparable unit revenues led by an innovative portfolio of Facilities Management services. Among the new clients that signed with Sodexho during the period were the Moses Cone Health Center in North Carolina, Stanford University Hospital in California and Landmark Medical Center in Rhode Island.

Several factors contributed to the 8.2% revenue increase in the Education segment:

•	Strong demand for Facilities Management services, notably for construction and renovation projects.
•	An increase in comparable unit Foodservice revenues for both schools and universities.
•	The positive impact of Fiscal 2006’s improved client retention rate.

Operating profit reached 163 million euro, increasing 16.1% excluding currency effects. The operating margin for the first half of Fiscal 2007 was 5.6% . Several factors contributed to the improved operating profit:

•	Good development in comparable unit sales in Education and Healthcare
•
Comparison with a Fiscal 2006 first-half that was negatively impacted by several elements (hurricanes, timing of certain expenditures) and losses during the winter months by Spirit Cruises prior to its divestiture at the end of Fiscal 2006.

Sodexho was able to successfully complete certain discussions that were long outstanding regarding its contract with the U.S. Marine Corps during the first half of Fiscal 2007.

In Continental Europe, revenues totaled 2.2 billion euro, with organic growth of 4.9% . Organic revenue growth in the Business & Industry segment progressed 3.8% with varied results between countries:

•	Continued good business development in Central Europe.
•	Strong growth in comparable unit sales; notably in Spain.
•	More modest results in certain countries (particularly Italy and the Netherlands) as a result of the economic environment and rigorous application of the profitable growth business strategy.

The 7.1% organic growth in the Healthcare and Seniors segments reflected the diversity of the services offering and the prior year’s strong business development. Contracts were recently signed with University Hospital Gent in Belgium and la Clinique Saint Jean Languedoc in France.

The 5.5% growth in the Education segment can be attributed to improved client retention rates and an ongoing commitment to selectivity, especially in public sector markets. New clients included the Dresden Fraichaud schools in Germany, the Sigtuna and Atvidaberg schools in Sweden and the University of Milan in Italy.

Operating profit totaled 115 million euro, an increase of nearly 11% excluding currency effects. The operating margin increased from 4.9% to 5.1%, as a result of two principal factors:

•	Improved productivity and the continuing efforts of Sodexho’s teams to reduce overhead costs,
•	The effect of major contract start-ups in France which had weighed on operating profit during the first half of Fiscal 2006.

In the United Kingdom & Ireland, revenues rose to 720 million euro. Organic growth of 6.9% confirms the subsidiary’s recovery. Revenues for Healthcare, Correctional Facilities, and Defense increased with the opening of significant contracts such as the hospital of Havering in Healthcare and Catterick Garrison in Defense. Contracts signed as part of the government’s Private Finance Initiative are now ramped up to their normal level of recurring business. Business development has accelerated in the leisure segment, as illustrated by the contract recently signed for the World Scouts Jamboree.

Operating profit rose to 30 million euro. Operating margin was 4.2%, compared with 2.6% in the first-half of Fiscal 2006. This substantial increase in operating profit confirms the business recovery and reflects the effectiveness of:

•	Productivity measures undertaken over the past several years, particularly the reinforcement of rigorous management on existing sites,
•	Application of the “Right Client Right Terms” policy to new contracts.

In the Rest of the World, which includes Latin America, Asia-Australia and the Remote Sites activity, revenues were 766 million euro, with organic growth of 19.4% .

Raw material prices remained high, contributing to satisfactory revenue growth in the Remote Sites business, especially in the Middle East, Africa and Australia, and in the mining sector in Latin America. New contracts were signed with Pluspetrol and Norsemont in Peru, CMPC Celulosa in Chile, Petrobras in Argentina, Ensco in Qatar and Red Sea Housing in Saudi Arabia.

In China and India, expansion continued at a rapid pace, notably with the signing of major Facilities Management contracts with IBM in India and with Tianjin Faw Toyota Motors in China.

Operating profit rose to 20 million euro, a strong increase compared with first-half Fiscal 2006. Operating margin was 2.7% compared with 1.6% in the first-half of Fiscal 2006. This good performance reflects particularly the ongoing development in the Middle East and Asia and strong activity in the mining sector in Latin America and Australia.

1.2. Service Vouchers and Cards

Revenues totaled 211 million euro, with organic growth of 20.5%. Issue volume totaled 3.7 billion euro, up 18.4% (at constant scope of consolidation and exchange rates), fueled mainly by Latin America and, in particular, by Venezuela.

Through the quality of its employee incentive solutions, Sodexho Pass was able to win new clients such as, for example, Coca-Cola in Argentina, the Secretaria Municipal de Saude in Brazil, Cargill and Venevision in Venezuela, JP Morgan Chase in India, Thyssen Kurpp and Mittal Steel in Poland, La Caixa in Spain and Citigroup in the United Kingdom.  Several factors contributed to the organic revenue growth during the first half:

•	Innovative offerings in several countries in the area of gift vouchers, especially for the year-end holidays,
•	Increases in voucher face values and the number of potential beneficiaries in some countries, including Argentina and Venezuela.
•	A strong performance by sales teams.

Operating profit totaled 66 million euro, an increase of 29.7%, excluding currency effects. This reflects the strong growth in issue volume. As operating costs are largely fixed in this activity, the operating margin was 31.3%, or about 1.8% of issue volume.

1.3. Corporate expenses

Corporate expenses increased 9 million euro to 30 million euro.  Two principal factors explain this evolution:

•	The increase in the charge related to stock options, as a result of the share price evolution
•	Accelerated amortization of fixed assets at the Group’s current headquarters, a decision made in connection with the planned move at the beginning of 2008.

2.	Analysis of other profit and loss line items

Income tax

Income tax was 112 million euro. The effective tax rate declined to 35.5% for the first-half of Fiscal 2007, from 38.8% in the first-half of Fiscal 2006. This improvement resulted principally from refunds of withholding taxes under international tax treaties.

Other profit and loss line items did not materially change.

3.	Financial position of the Group

The following table shows cash flow elements.

	Six months ending
	February 28
	2007	2006
	(in millions of euro)
Net cash provided by operating activities	211	93
Net cash used in investing activities	(113)	(117)

Net cash used in financing activities	(242)	(182)

Decrease in net cash and cash equivalents	(144)	(206)

Net cash provided by operating activities and net cash used in investing activities for the prior six-month period reflect the reclassification of investments at client facilities made in connection with the prior year close.

Net cash provided by operating activities rose to 211 million euro, an increase of 118 million euro compared to the first half of Fiscal 2006 reflecting the strong improvement in operating profit and the change in working capital. Although the change in working capital generally weighs on net cash provided by operating activities in the first half as a cash outflow, this outflow was much less significant during the first half of Fiscal 2007 than for the same period of Fiscal 2006.

Cash flow provided by operating activities enabled the following:

•	Capital expenditures and investments at client sites of 108 million euros, or 1.6% of revenues,
•
Acquisitions totaling 8 million euros: notably, the acquisition of 100% of the Off- Campus Dining Network LLC (OCDN) in the United States as part of the development of services offered to students on university campuses.

Net cash used in financing activities includes:

•	Sodexho Alliance’s February 12 dividend payment of 149 million euros,
•	The net acquisition of company shares for 33 million euro to be used for stock option plans and the liquidity contract,
•	A reduction in net debt of 52 million euros.

As of February 28, 2007, financial debt totaled 1,854 million euro and mainly included two euro-denominated bond issues for 1,364 million euro and US dollar-denominated short-term bank loans for 435 million euro. The remainder comprised various bank loans and lease liabilities, as well as derivative financial instruments. As of February 28, 2007, 76% of net debt was at fixed rates and the average interest rate was 5.7% .

Cash and cash equivalents net of bank overdrafts totaled 851 million euro. Restricted cash and financial assets related to the Service Vouchers and Cards activity came to 468 million euro.

The Group’s operating cash (including current financial assets and restricted cash from the Service Vouchers and Cards activity) totaled 1,319 million euro, of which 877 million euro was from the Service Vouchers and Cards activity.

As of February 28, 2007, net debt was 535 million euro and represented just 24.8% of shareholders’ equity, compared with 31% at the end of the first-half of Fiscal 2006.

As of February 28, 2007:

•	the Group has unused lines of credit totaling 514 million euro.
•
the Group’s off-balance sheet commitments amounted to 662 million euro (including 359 million euro of operating lease commitments), or 31 % of equity. These commitments include a guarantee made in the amount of 19 million euro in connection with a judicial procedure in progress in Brazil, which the company is appealing.

In order to extend the maturity of its existing debt and benefit from current interest rates, Sodexho refinanced part of its debt by issuing a 500 million euro benchmark bond on March 30, 2007 with a maturity of seven years and a coupon of 4.5%.

4.	Objectives for Fiscal 2007

Sodexho Alliance Chief Executive Officer, Michel Landel, presented the objectives for Fiscal 2007 to the Board of Directors at its April 24, 2007 meeting.

With strong performances during the first half, in Food and Facilities Management services as well as in Service Vouchers and Cards, the Board of Directors approved the upward revision of the Group’s objectives.  Based on current information, the Group targets the following objectives for Fiscal 2007:

•	organic growth exceeding 7%
•	an increase in operating profit, excluding currency impact, of 12%

This growth is in relation to Fiscal 2006 operating profit of 577 million euro, which excludes the gain on the sale of Spirit Cruises and the release of the provision on the U.S. litigation.

Lastly, Michel Landel, along with the members of the Executive Committee, thanked the Group’s clients for their loyalty, its shareholders for their confidence, and the Group’s 332,000 employees for the progress made during this first half.

II.	CONSOLIDATED FINANCIAL STATEMENTS
SODEXHO GROUP
FEBRUARY 28, 2007

1.	Consolidated income statement

(in millions of euro)	Notes	Half year Fiscal 2007	% of revenues	change	Half year Fiscal 2006	% of revenues
Revenues	3.	6,819	100%	4.2%	6,546	100%
Cost of sales	4.15.	(5,812)	(85.2)%		(5,610)	(85.7)%
Gross profit		1,007	14.8%	7.6%	936	14.3%
Sales department costs	4.15.	(85)	(1.2)%		(75)	(1.2)%
General and administrative costs	4.15.	(567)	(8.3)%		(547)	(8.4)%
Other operating income	4.15.	12			2	0.0%
Other operating charges	4.15.	(3)			(1)	(0.0)%
Operating profit	3.	364	5.3%	15.6%	315	4.8%
Financial income	4.16.	34	0.5%	19.3%	28	0.4%
Financial expenses	4.16.	(84)	(1.2)%	5.4%	(80)	(1.2)%
Share of profit of associates		2	0.0%		3	0.1%
Profit for the period before tax		316	4.6%	18.7%	266	4.1%
Income tax expense	4.17.	(112)	(1.6)%		(102)	(1.6)%
Result from discontinued operations		-			-
Profit for the period		204	3.0%		164	2.5%
Profit attributable to minority interests		6	0.1%		4	0.1%
Profit attributable to equity holders of the parent		198	2.9%	24.2%	160	2.4%
Basic earnings per share (in euro)	4.18.	1.27		24.1%	1.03
Diluted earnings per share (in euro)	4.18.	1.25		23.3%	1.02

2.	Consolidated balance sheet statement

ASSETS (in millions of euro)	Notes	February 28, 2007	August 31, 2006	February 28, 2006

Non-current assets
Property, plant and equipment	4.3.	434	430	424
Goodwill	4.2.	3,574	3,623	3,797
Other intangible assets	4.4.	127	126	93
Client Investments		142	146	151
Associates		34	36	35
Financial assets	4.6.	83	75	74
Other non-current assets	4.14.	14	18	22
Deferred tax assets		242	242	244
Total non-current assets		4,650	4,696	4,840

Current assets
Financial assets	4.6.	15	17	6
Derivative financial instruments	4.11.	45	42	37
Inventories	4.8.	189	168	180
Income tax		32	17	32
Trade and other receivables	4.14.	2,282	1,909	2,173
Restricted cash and financial assets related to	4.6.	468	423	375
the Service Vouchers and Cards activity
Cash and cash equivalents	4.7.	935	1,042	822
Total current assets		3,966	3,618	3,625

Total assets		8,616	8,314	8,465

LIABILITIES AND EQUITY
(in millions of euro)	Notes	February 28, 2007	August 31, 2006	February 28, 2006

Shareholders' equity
Common stock		636	636	636
Additional paid in capital		1,186	1,186	1,186
Retained earnings		632	668	667
Consolidated reserves		(313)	(334)	(296)
Equity attributable to equity holders of the parent		2,141	2,156	2,193
Equity attributable to minority interests		16	17	17
Total shareholders' equity	4.9.	2,157	2,173	2,210

Non-current liabilities
Borrowings	4.10.	1,794	1,852	1,727
Employee benefits	4.12.	346	349	315
Other liabilities	4.14.	78	101	94
Provisions	4.13.	68	68	60
Deferred tax liabilities		53	49	40
Total non-current liabilities		2,339	2,419	2,236

Current liabilities
Bank overdrafts		84	36	81
Borrowings	4.10.	104	68	107
Derivative financial instruments	4.11.	1	2	2
Income tax		102	80	129
Provisions	4.13.	40	40	90
Trade and other payables	4.14.	2,518	2,369	2,465
Vouchers payable	4.14.	1,271	1,127	1,145
Total current liabilities		4,120	3,722	4,019

Total liabilities and equity		8,616	8,314	8,465

3.	Consolidated cash flow statement

For a detailed analysis of the consolidated cash flow statement, refer to note 4.14.

	Half year	Half year
(in millions of euro)	Fiscal 2007	Fiscal 2006

Operating activities

Operating profit	364	315

Elimination of non-cash and non-operating items

Depreciation and amortization	85	82
Provisions	4	(5)
Losses/(gains) on disposal and other	(3)	2

Dividends received from associates	1	1

Change in working capital from operating activities	(139)	(191)
change in inventories	(13)	(2)
change in accounts receivable	(393)	(393)
change in trade and other payables	163	133
change in vouchers payable	147	119
change in financial assets related to the Service Vouchers and Cards activity	(43)	(48)

Interest paid	(23)	(23)
Interest received	13	9
Income tax paid	(91)	(97)

Net cash provided by operating activities	211	93

Investing activities

Acquisitions of property, plant & equipment and intangible assets	(119)	(85)
Disposals of property, plant & equipment and intangible assets	12	3
Change in client investments	(1)	(9)
Change in financial assets	3	1
Effect of acquisitions of subsidiaries	(8)	(27)
Effect of disposals of subsidiaries	0	0

Net cash used in investing activities	(113)	(117)

Financing activities

Dividends paid to parent company shareholders	(149)	0
Dividends paid to minority shareholders of consolidated companies	(7)	(5)
Change in shareholders' equity	(33)	18
Proceeds from borrowings	11	3
Repayment of borrowings	(64)	(198)

Net cash used in financing activities	(242)	(182)

CHANGE IN NET CASH AND CASH EQUIVALENTS	(144)	(206)

Net effect of exchange rates on cash	(11)	19
Net cash and cash equivalents at beginning of period	1,006	928

NET CASH AND CASH EQUIVALENTS AT THE END OF PERIOD	851	741

4.	Statement of recognized income and expense

	Half year	Half year
(in millions of euro)	Fiscal 2007	Fiscal 2006
Financial instruments	2	(2)
Change in cumulative translation adjustment	(55)	68
Actuarial gains / (losses) on employee benefits	0	0
Tax on stock-options	16	4

Profit / (loss) recognized directly in equity	(37)	70
Profit for the period	204	164

Total recognized profit / (loss) for the period	167	234

Attributable to:
Equity holders of the parent	161	230
Minority interests	6	4

5.	Notes to the consolidated financial statements

5.1.	SIGNIFICANT EVENTS	14

5.2.	BASIS OF PREPARATION OF THE FINANCIAL STATEMENTS	14

2.1.	GENERAL PRINCIPLES	14
2.2.	STANDARDS AND INTERPRETATIONS APPLIED	14
2.3.	USE OF ESTIMATES	15

5.3.	SEGMENT INFORMATION	16

5.4.	NOTES TO THE FINANCIAL STATEMENTS AS OF AND FOR THE SIX MONTHS ENDED
	FEBRUARY 28, 2007	17

4.1.	BUSINESS COMBINATIONS	17
4.2.	GOODWILL	17
4.3.	PROPERTY, PLANT AND EQUIPMENT	18
4.4.	INTANGIBLE ASSETS	18
4.5.	IMPAIRMENT OF ASSETS	18
4.6.	FINANCIAL ASSETS	18
4.7.	CASH AND CASH EQUIVALENTS	19
4.8.	INVENTORIES	19
4.9.	STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY	20
4.10.	BORROWINGS	23
4.11.	DERIVATIVE FINANCIAL INSTRUMENTS	24
4.12.	LONG-TERM EMPLOYEE BENEFITS	24
4.13.	PROVISIONS	24
4.14.	CASH FLOW STATEMENT	25
4.15.	OPERATING EXPENSES BY NATURE	26
4.16.	FINANCIAL INCOME AND EXPENSE	26
4.17.	INCOME TAX EXPENSE	26
4.18.	EARNINGS PER SHARE	27
4.19.	SHARE-BASED PAYMENT	27
4.20.	COMMITMENTS AND CONTINGENCIES	29
4.21.	RELATED PARTIES	30
4.22.	LITIGATION	32
4.23.	SUBSEQUENT EVENTS	32

5.5.	TRANSITION TO IFRS	33

Sodexho Alliance is a société anonyme (a form of limited liability company) domiciled in France, with its headquarters located in Montigny-le-Bretonneux.

The condensed consolidated interim financial statements of the Group were approved by the Board of Directors on April 24, 2007.

5.1. Significant events

There were no significant events during the six months ended February 28, 2007.

5.2. Basis of preparation of the financial statements

2.1. General principles

The condensed consolidated interim financial statements of the Sodexho Group as of and for the six months ended February 28, 2007 have been prepared in accordance with IAS 34, “Interim Financial Reporting.” They do not include all the disclosures required for full-scope annual financial statements, and should be read in conjunction with the consolidated financial statements for the year ended August 31, 2006.

Amounts in tables are expressed in millions of euro (unless otherwise indicated).

2.2. Standards and interpretations applied

The accounting policies applied by Sodexho in the condensed consolidated interim financial statements are the same as those used in the annual consolidated financial statements for the year ended August 31, 2006, except as indicated below.

The following amendments to IAS 39 are mandatorily applicable as from September 1, 2006 and were not early adopted by Sodexho. Application of these amendments had no impact on the Sodexho consolidated financial statements as of February 28, 2007.

–	“Fair Value Option”
–	“Cash Flow Hedges of Forecast Intragroup Transactions”
–	“Financial Guarantee Contracts”

Sodexho has not elected to early adopt those new standards and interpretations that are not mandatorily applicable in the fiscal year ending August 31, 2007, and is currently assessing their practical consequences and impact on the financial statements.

Sodexho does not apply standards and interpretations that have not been approved by the European Union at the balance sheet date.

2.3. Use of estimates

The preparation of condensed consolidated interim financial statements in accordance with IFRS requires the management of Sodexho and its subsidiaries to make estimates and assumptions which may affect the amounts reported for assets, liabilities and contingent liabilities as of the date of preparation of the financial statements, and of revenues and expenses for the period.

These estimates and assumptions are reassessed continuously based on past experience and on various other factors considered reasonable in view of current circumstances, which constitute the basis for assessments of the carrying amount of assets and liabilities.

Actual results may differ substantially from these estimates if assumptions or circumstances change.

Significant items subject to such estimates and assumptions are the same as those described in the consolidated financial statements for the year ended August 31, 2006 (provisions for litigation, post-employment benefit plan assets and liabilities, impairment of current and non-current assets, and deferred taxes).

5.3. Segment information

As of February 28, 2007, Sodexho had two principal activities worldwide: Food and Facilities Management Services, and Service Vouchers and Cards. Food and Facilities Management Services is further segmented by geographic region:

–	North America
–	Continental Europe
–	United Kingdom and Ireland
–	Rest of the World

Sodexho’s primary segments are: Food and Facilities Management Services (further segmented by geographic region); Service Vouchers and Cards; and Holding Companies.

The majority of Sodexho’s other activities are included in “Food and Facilities Management Services.” These activities mainly comprise kitchen installation services, some event-driven activities, and the “Remote Sites” activity (which is included in the Rest of the World segment of the Food and Facilities Management Services activity). None of these activities individually represents a reportable segment.

Half year Fiscal 2007	Food and Facilities Management Services (FFMS)
	North America	Continental Europe	United Kingdom and Ireland	Rest of the world	Total Food and Facilities Management	Service Vouchers and Cards	Holding Companies	Elimination	Total
Revenues (third-party)	2,890	2,236	720	766	6,612	207	0	0	6,819
Inter-segment sales (Group)	0	0	0	0	0	4	0	(4)	0
Segment revenues	2,890	2,236	720	766	6,612	211	0	(4)	6,819

Segment operating profit	163	115	30	20	328	66	(26)	(4)	364

Half year Fiscal 2006	Food and Facilities Management Services (FFMS)
	North America	Continental Europe	United Kingdom and Ireland	Rest of the world	Total Food and Facilities Management	Service Vouchers and Cards	Holding Companies	Elimination	Total
Revenues (third-party)	2,919	2,111	663	678	6,371	175	0	0	6,546
Inter-segment sales (Group)	0	0	0	0	0	3	0	(3)	0
Segment revenues	2,919	2,111	663	678	6,371	178	0	(3)	6,546

Segment operating profit	152	103	17	11	283	53	(18)	(3)	315

5.4. Notes to the financial statements as of and for the six months ended February 28, 2007

4.1. Business combinations

•	OCDN

On October 30, 2006, Sodexho Inc. acquired 100% of Off-Campus Dining Network LLC (“OCDN”) in the United States, in line with its strategy to expand its service offerings to university students.

Sodexho Inc. paid $12.6 million (€9.8 million) to acquire OCDN. The process of remeasuring the acquired assets and liabilities at fair value is ongoing. The impact of the acquisition on the consolidated financial statements for the six months ended February 28, 2007 is summarized as follows (in millions of euro):

Price paid	9.8
Share of net assets acquired	(0.2)
Goodwill	10.0

•	The Lido

On February 13, 2006, Sodexho acquired a 55.45% interest in the Paris Lido cabaret, in line with its strategy of expansion into tourism and leisure activities in France.

The cost of this acquisition was allocated as follows (in millions of euro):

Net assets of acquiree before fair value adjustments	(0.8)
Remeasurement of the Lido brand name	3.1
Recognition of deferred tax liability on the brand name	(3.4)
Net assets of acquiree after fair value adjustments	(1.1)
Share of net assets acquired (55.45%)	(0.6)
Purchase price	13.7
Goodwill (residual)	14.3

4.2. Goodwill

The reduction of €49 million in goodwill during the six months ended February 28, 2007 was primarily due to the net effect of:

-	the decline of the dollar against the euro during the period, which reduced the carrying value of goodwill on the U.S. subsidiaries by €59.3 million;
-	the recognition of €10.0 million of goodwill on the acquisition of OCDN in the United States (see note 4.1).

4.3. Property, plant and equipment

The tables below show movements in consolidated property, plant and equipment by type of asset for the six months ended February 28, 2007, including assets held under finance leases.

(in millions of euro)	Land Buildings		Fixtures and Fittings	Plant and Equipment	Vehicles	Office and computer equipment	Construction in progress and other	Eliminations	Total
Cost - September 1, 2006	7	146	171	465	53	219	122	0	1,183
Accumulated depreciation/impairment - September 1, 2006	0	(78)	(108)	(314)	(35)	(161)	(57)	0	(753)
・ Carrying amount - September 1, 2006	7	68	63	151	18	58	65	0	430
Increases during the period		1	7	34	3	15	28		88
Decreases during the period		(2)	(2)	(3)	(1)	(1)	(3)		(12)
Assets classified as held for sale									0
Newly consolidated companies									0
Newly deconsolidated companies									0
Depreciation expense		(4)	(10)	(30)	(3)	(15)	(7)		(69)
Impairment losses recognised in profit or loss									0
Impairment losses reversed in profit or loss									0
Translation adjustment				(1)		(1)	(1)		(3)
Other			4	6	(1)	1	(10)		0
・ Carrying amount - February 28, 2007	7	63	62	157	16	57	72	0	434

4.4. Intangible assets

As of February 28, 2007, intangible assets (excluding goodwill) amounted to €127 million (€126 million as of August 31, 2006), and mainly comprised licenses and software.

The increase in intangible assets was mainly due to the remeasurement of the Lido brand name, recognized as part of the allocation of the purchase price on the Lido acquisition (see note 4.1) .

4.5. Impairment of assets

Assets with indefinite useful lives are tested for impairment whenever there is evidence that they may have become impaired, and at least annually in the final quarter of the fiscal year. As of February 28, 2007 (and as of February 28, 2006) there was no evidence of impairment of indefinite-lived assets, and hence no impairment losses were recognized by the Group.

No impairment losses were recognized on finite-lived assets during either the six months ended February 28, 2007 or the six months ended February 28, 2006.

4.6. Financial assets

Non-current financial assets

The increase in non-current financial assets mainly reflects loans granted to project companies established in connection with Public-Private Partnerships (PPP) contracts in the United Kingdom to fund development of their activities.

Restricted cash and assets classified as available for sale

Restricted cash, included in “Restricted cash and financial assets related to the Service Vouchers and Cards activity”, amounted to €294 million, and mainly comprise funds set aside to comply with regulations governing the issuance of service vouchers in France (€170 million) and Romania (€44 million); guarantee funds for affiliates in Mexico (€12 million); and contractual guarantees made to clients and public-sector agencies in Venezuela (€31 million) and Brazil (€21 million).

A net loss of €1 million was recognized directly in equity on available-for-sale financial assets in the six months ended February 28, 2007. Gains and losses reversed out of equity and recognized in the income statement in financial income or expense during the six months ended February 28, 2007 were immaterial.

4.7. Cash and cash equivalents

	February 28,	August 31,
(In millions of euro)	2007	2006
Marketable securities	334	373
Cash	601	669
Sub-total: cash and cash equivalents	935	1,042
Bank overdrafts	(84)	(36)
Net cash and cash equivalents	851	1,006

Marketable securities totaled €334 million, and comprised the following:
	February 28,	August 31,
(In millions of euro)	2007	2006
Short-term notes	121	97
Term deposits	130	117
Listed bonds	23	31
SICAVs and other	60	128
Total marketable securities	334	373

4.8. Inventories

(In millions of euro)	August 31, 2006	Change during the period	Change in scope of consolidation	Translation adjustment and other items	February 28, 2007
Cost	169	14		8	191
Impairment	(1)	(1)			(2)
Carrying amount	168	13	0	8	189

4.9. Statement of changes in shareholders’ equity

	Shares outstanding						Treasury shares					Total
			Additional	Cumulative						Equity		share-
		Common	paid in	translation	Consolidated	Retained		Treasury	Other	holders of	Minority	holders'
	Quantity	stock	capital	adjustment	reserves	earnings	Quantity	shares	reserves	the parent	interests	equity
Shareholders' equity as of
August 31, 2005	159,026,413	636	1,186	10	(389)	708	(3,435,900)	(112)	21	2,060	18	2,078
Common stock issued										0		0
Dividends paid (excluding treasury shares)						(117)				(117)	(5)	(122)
Sodexho Alliance SA profit for prior period					(77)	77				0		0
Profit for current period					160					160	4	164
Changes in scope of consolidation										0		0
Net sale/(purchase) of treasury shares							815,787	18		18		18
Change in cumulative translation adjustment and other movements				66	2					68		68
Items recognised directly in equity						(1)			5	4		4
Shareholders' equity as of
February 28, 2006	159,026,413	636	1,186	76	(304)	667	(2,620,113)	(94)	26	2,193	17	2,210

	Shares outstanding						Treasury shares					Total
			Additional	Cumulative						Equity		share-
		Common	paid in	translation	Consolidated	Retained		Treasury	Other	holders of	Minority	holders'
	Quantity	stock	capital	adjustment	reserves	earnings	Quantity	shares	reserves	the parent	interests	equity
Shareholders' equity as of
August 31, 2006	159,026,413	636	1,186	(81)	(143)	668	(3,085,785)	(115)	5	2,156	17	2,173
Common stock issued										0		0
Dividends paid (excluding treasury shares)						(149)				(149)	(7)	(156)
Sodexho Alliance SA profit for prior period					(113)	113				0		0
Profit for current period					198					198	6	204
Changes in scope of consolidation										0		0
Net sale/(purchase) of treasury shares							149,503	(31)		(31)		(31)
Change in cumulative translation adjustment and other movements				(55)						(55)		(55)
Items recognised directly in equity									22	22		22
Shareholders' equity as of
February 28, 2007	159,026,413	636	1,186	(136)	(58)	632	(2,936,282)	(146)	27	2,141	16	2,157

As of February 28, 2007, the Group held 2,844,482 Sodexho Alliance shares with a value of €129.0 million to cover its obligations under stock option plans awarded to Group employees. The Group also held 91,800 Sodexho Alliance shares with a value of €4.2 million under the liquidity contract with Oddo Corporate Finance signed on July 10, 2006. These treasury shares are deducted from equity as required under IAS 32.

During the period, the Group acquired Sodexho Alliance shares for €118 million and delivered Sodexho Alliance shares for €85 million upon exercise of stock options by employees and under the liquidity contract.

The total dividend payout during the period (taking into account treasury shares) was €149 million, representing a dividend of €0.95 per share.

Other reserves comprise the following:

	Change in fair		Share-
	value of	Change in	based
	financial	employee	payment		Total other
(in millions of euro)	instruments	benefits	cost	Other	reserves
Other reserves as of
August 31, 2005	5	6	10	0	21
Items recognized directly in equity	(3)	0	3	0	0
Tax recognized directly in equity	1	0	4	0	5
Other reserves as of
February 28, 2006	3	6	17	0	26

	Change in fair		Share-
	value of	Change in	based
	financial	employee	payment		Total other
(in millions of euro)	instruments	benefits	cost	Other	reserves
Other reserves as of
August 31, 2006	(1)	(24)	29	1	5
Items recognized directly in equity	3	0	4	0	7
Tax recognized directly in equity	(1)	0	16	0	15
Other reserves as of
February 28, 2007	1	(24)	49	1	27

4.10. Borrowings
	February 28, 2007		August 31, 2006
(in millions of euro)	Current	Non-current	Current	Non-current
Bond issues
Euro	67	1,297	30	1,297
Bank borrowings
U.S. dollar	6	429	6	480
Euro	8	13	4	15
Pound sterling	0	0	0	0
Other currencies	4	2	4	5
	18	444	14	500
Finance lease obligations
U.S. dollar	0	0	0	0
Euro	16	39	19	44
Other currencies	2	6	3	5
	18	45	22	49
Other borrowings
Euro	1	6	1	4
Other currencies	0	2	1	2
	1	8	2	6
TOTAL	104	1,794	68	1,852

The tables below show movements in borrowings during the six-month periods ended February 28, 2007 and February 28, 2006:

						Newly	Newly	Translation
	August 31,	New			Accrued	consolidated	deconsolidated	adjustment	February 28,
(in millions of euro)	2006	borrowings	Repayments	New leases	interest	companies	companies	and others	2007
Bond issues	1,327				36			1	1,364
Bank borrowings	514	7	(46)					(13)	462
Finance lease obligations	71		(14)	6					63
Other borrowings	8	3	(2)						9
Derivative instruments	(40)	1	(2)		(1)			(2)	(44)
Borrowings	1,880	11	(64)	6	35	0	0	(14)	1,854

						Newly	Newly	Translation
	August 31,	New			Accrued	consolidated	deconsolidated	adjustment	February 28,
(in millions of euro)	2005	borrowings	Repayments	New leases	interest	companies	companies	and others	2006
Bond issues	1,326				36				1,362
Bank borrowings	548	5	(182)			6		13	390
Finance lease obligations	82		(14)	5				1	74
Other borrowings	20	1	(1)					(12)	8
Derivative instruments	(38)	(3)	(1)					7	(35)
Borrowings	1,938	3	(198)	5	36	6	0	9	1,799

As of February 28, 2007, 76% of consolidated borrowings were at fixed rates. The average rate of interest as of the same date was 5.7%.

4.11. Derivative financial instruments

The improvement in the net asset position on derivative financial instruments was mainly due to foreign exchange effects on the cross currency swap expiring March 25, 2007, which as of February 28, 2007 was in the amount of $118.5 million against €133.6 million.

Sodexho did not contract any material new derivative financial instruments during the period, other than extending the maturity of some foreign exchange hedges beyond February 28, 2007.

4.12. Long-term employee benefits

The long-term employee benefit expense reported in the interim consolidated financial statements for the six months ended February 28, 2007 was estimated as half of the annual expense based on data for the year ended August 31, 2006. No actuarial gain or loss was recognized in the six months ended February 28, 2007, and Sodexho did not review the actuarial valuation of the obligation as of that date because no plan amendments and no significant changes in market conditions occurred during the period.

4.13. Provisions

				Released	Translation		Discounting
				without	adjustment	Changes in	impact on
	August 31,			corresponding	and other	scope of	long-term	February 28,
	2006	Charged	Utilized	charge	items	consolidation	provisions	2007
Tax and social security exposures	30	9	(1)	(5)	(1)			32
Employee claims and litigation	14	5	(3)	(1)				15
Contract termination and loss-
making contracts	32	3	(4)		(1)		1	31
Client/supplier claims and litigation	9	1						10
Negative net assets of associates	16				(2)			14
Other provisions	7	2		(3)				6
Total	108	20	(8)	(9)	(4)	0	1	108

4.14. Cash flow statement

Changes in working capital

			Translation
			adjustment
		Increase /	and	Changes in scope
(in millions of euro)	August 31, 2006	decrease	other items	of consolidation	February 28, 2007
Other non-current assets	18	0	(4)	0	14
Inventories	168	13	8	0	189
Advances to suppliers	9	2	0	0	11
Trade receivables, net	1,645	365	(19)	0	1,991
Other operating receivables	173	5	(4)	0	174
Prepaid expenses	78	21	(1)	0	98
Assets held for sale	2	0	0	0	2
Operating receivables	1,907	393	(24)	0	2,276

Restricted cash and financial assets: Service
Vouchers and Cards activity	423	43	2	0	468
Change in asset items in working capital	2,516	449	(18)	0	2,947

Receivables related to investing and financing
activities	2	4	0	0	6

Employee benefits	349	(3)	0	0	346
Other non-current liabilities	81	(2)	(1)	0	78
Advances from clients	217	70	(1)	0	286
Trade payables	1,138	111	(16)	2	1,235
Tax and employee-related liabilities	863	(17)	(9)	0	837
Other operating liabilities	71	7	5	0	83
Deferred revenues	50	(3)	2	0	49
Operating liabilities	2,339	168	(19)	2	2,490
Vouchers payable	1,127	147	(4)	1	1,271
Change in liability items in working capital	3,896	310	(24)	3	4,185
Liabilities related to investing and financing
activities	50	(22)	0	0	28

Acquisitions and disposals of assets

(in millions of euro)	Acquisitions	Disposals	Net change
Capital expenditure	(119)	12	(107)
Change in financial assets	(1)	4	3
Less: tax effect of disposals	0	0	0
Acquisitions/disposals of non-current assets	(120)	16	(104)

Acquisitions/disposals of subsidiaries	(10)	0	(10)
Net cash of subsidiaries acquired/sold	2	0	2
Less: tax effect of disposals	0	0	0
Net cash effect of acquisitions/disposals of
subsidiaries	(8)	0	(8)
TOTAL	(128)	16	(112)

4.15. Operating expenses by nature

	Half year	Half year
(in millions of euros)	Fiscal 2007	Fiscal 2006
Depreciation, amortization and impairment losses	(102)	(99)
Employee costs
- Wages and salaries	(2,457)	(2,347)
- Other employee costs (1)	(725)	(734)
Purchase of consumables and change in inventory	(2,221)	(2,181)
Other operating expenses (2)	(950)	(870)
Total	(6,455)	(6,231)

(1)	Includes costs associated with defined benefit employment plans and stock options.
(2)	Other operating expenses mainly include other goods consumed, professional fees, operating lease expenses of 129 million euros, other subcontracting costs and other travel expenses.

4.16. Financial Income and Expense

		Half year	Half year
(in millions of euros)		Fiscal 2007	Fiscal 2006
Interest expense, net of interest income		(44)	(51)
Net foreign exchange (losses) / gains		(1)	0
Net impairment (losses) / reversals		1	0
Expected return on defined-benefit plan assets		14	13
Interest cost on defined-benefit plan obligations		(16)	(13)
Change in fair value of derivative instruments		(1)	(1)
Other		(3)	0
	Net financing costs	(50)	(52)

4.17. Income tax expense

The effective tax rate, calculated on the basis of the profit for the period before tax excluding the share of profits/losses of associates, fell from 38.8% for the six months ended February 28, 2006 to 35.5% for the six months ended February 28, 2007. This improvement was mainly due to reimbursements of withholding taxes under international tax treaties.

4.18. Earnings per share

The number of ordinary shares outstanding used in calculating basic and diluted earnings per share is shown below:

	Half year	Half year
	Fiscal 2007	Fiscal 2006
Basic weighted average number of shares	156,024,484	155,948,584
Average dilutive effect of stock options (1)	2,335,068	1,277,295
Diluted weighted average number of
shares	158,359,552	157,225,879

(1) The impact of dilution increased by approximately 1.1 million ordinary shares relative to the comparative period solely as a result of the rise in the quoted market price of Sodexho Alliance shares, as the new plan granted in 2007 had no dilutive effect in the period. No other stock option plan had an anti-dilutive effect in the six months ended February 28, 2007.

The tables below show the calculation of basic and diluted earnings per share:

	Half year	Half year
	Fiscal 2007	Fiscal 2006
Profit for the period attributable to equity
holders of the parent	198	160
Basic weighted average number of shares	156,024,484	155,948,584
Basic earnings per share	1.27	1.03
Diluted weighted average number of
shares	158,359,552	157,225,879
Diluted earnings per share	1.25	1.02

4.19. Share-based payment

The Sodexho Alliance Board of Directors has awarded share-based payment to Group employees under various stock option plans.

4.19.1. Plans awarded following the acquisition of Sodexho Marriott Services

The Group committed to delivering 3,044,394 Sodexho Alliance shares to Sodexho, Inc. employees at an average price of $29.01 per share under stock option plans granted in connection with the June 2001 acquisition of 53% of the capital of Sodexho Marriott Services, Inc.

As of February 28, 2007, 619,830 of these shares were still deliverable; all of these options are exercisable until April 2011 at a weighted average price of $28.06.

The table below gives the quantity, weighted average exercise price (WAP) and movements of these stock options during the six-month periods ended February 28, 2007 and February 28, 2006.

	February 28, 2007			February 28, 2006
	Number		WAP (USD)	Number		WAP
						(USD)
Outstanding at the beginning of the period	854,391		28.53	1,565,122		28.95
Granted during the period	0			0
Forfeited during the period	(15,159)		30.00	(176)		30.58
Exercised during the period	(219,402	)(1)	29.76	(482,448	)(2)	28.79
Expired during the period	0			0
Outstanding at the end of the period	619,830		28.06	1,082,498		29.01
Exercisable at the end of the period	619,830		28.06	1,082,498		29.01

1)	The weighted average share price at the exercise date of options exercised in the period was $62.95.
2)	The weighted average share price at the exercise date of options exercised in the period was $41.78.

The table below presents the exercise price of options outstanding as of February 28, 2007:

Date of grant	Exercise price	Number of options outstanding as of February
	(USD)	28, 2007
November 6, 1997	30.01	31,141
June 8, 1998	38.82	131,025
September 22, 1998	37.81	2,711
February 8, 1999	31.95	2,839
November 22, 1999	22.34	273,627
July 19, 2000	23.01	452
December 15, 2000	28.16	171,361
January 5, 2001	27.57	2,966
April 2, 2001	39.71	3,708
Total		619,830

4.19.2. Other plans: movements during the six months ended February 28, 2007

•	Awarding of a new plan in January 2007

On January 16, 2007, the Sodexho Alliance Board of Directors granted 1,344,700 options under a new stock option plan, at an exercise price of €47.85. These options vest in equal tranches of 25% over a 4-year period and have a contractual life of 7 years for grantees who are tax residents in France and 6 years for all other grantees.

The fair value of these options was measured using the same method as for plans awarded previously.

•	Movements during the six months ended February 28, 2007

The stock option expense recognized in the income statement for the six months ended February 28, 2007 was €4.3 million (€2.9 million in the six months ended February 28, 2006).

The table below provides the number, weighted average exercise price (WAP) and movements of stock options during the six-month periods ended February 28, 2007 and February 28, 2006.

	February 28, 2007			February 28, 2006
	Number		WAP	Number		WAP
			(in euro)			(in euro)
Outstanding at the beginning of the period	5,760,190		30.96	5,996,468		29.79
Granted during the period	1,344,700		47.85	977,452		34.78
Forfeited during the period	(122,278)		34.58	(152,553)		29.77
Exercised during the period	(1,647,122	)(1)	33.37	(486,587	)(2)	24.04
Expired during the period	(127,208)		47.00	(140,830)		48.42
Outstanding at the end of the period	5,208,282		34.09	6,193,950		30.60
Exercisable at the end of the period	2,471,888		29.36	3,531,803		33.09

1)	The weighted average share price at the exercise date of options exercised in the period was € 51.23.
2)	The weighted average share price at the exercise date of options exercised in the period was € 35.29.

The weighted average fair value of options for plans awarded during the period was €14.8, (€8.9 for the six months ended February 28, 2006).

The table below presents the exercise prices and exercise periods for options outstanding as of February 28, 2007:

	Start date of			Number of options
	exercise	Expiration date of	Exercise price (in	outstanding as of
Date of grant	period	exercise period	euro)	February 28, 2007
Jan-02	Jan-06	Jan-08	€47.00	493,973
Oct-02	Oct-06	Oct-07	€21.87	1,565
Jan-03	Jan-04	Jan-09	€24.00	1,034,296
Jun-03	Jan-04	Jan-09	€24.00	16,165
Jan-04	Jan-05	Jan-10	€24.50	638,714
Jan-05	Jan-06	Jan-11	€23.10	779,886
Jun-05	Jun-06	Jun-11	€26.04	20,000
Sep-05	Sep-06	Sep-11	€28.07	10,000
Jan-06	Jan-07	Jan-12	€34.85	869,983
Jan-07	Jan-08	Jan-13	€47.85	841,100
Jan-07	Jan-08	Jan-14	€47.85	502,600
TOTAL				5,208,282

4.20. Commitments and contingencies

4.20.1. Operating lease commitments

Outstanding commitments over the remaining term of operating leases as of February 28, 2007 were as follows:

-	Less than 1 year:	€108 million
-	1 to 3 years:	€134 million
-	3 to 5 years:	€58 million
-	More than 5 years:	€59 million

These commitments arise under a large number of contracts worldwide and mainly relate to:

-	Rental of site equipment, office equipment and vehicles (€116 million)
-
Rental of office space (€230 million). The new 12-year leases signed on October 19, 2006 in connection with the planned relocation of the corporate headquarters to Issy-les- Moulineaux in 2008 increased office space rental commitments by €53.8 million.

4.20.2. Other commitments made

	February 28, 2007					August 31,
(in millions of euro)						2006
	Less than 1	1 to 3 years	3 to 5 years	More than 5	Total	Total
	year			years
Financial guarantees to third parties	101	12	0	6	119	129
Site management commitments	18	18	13	17	66	34
Performance bonds given to clients	13	0	0	81	94	92
Other commitments	22	1	1	0	24	26
Total	154	31	14	104	303	281

Other commitments mainly comprise a €19 million bank guarantee given to the Brazilian courts in connection with the Banco Santos litigation (see note 4.22) .

4.21. Related parties

Subsidiaries

Sodexho Alliance received fees totaling €47.7 million from its subsidiaries for management and co-ordination services in the six months ended February 28, 2007 (€48.2 million in the six months ended February 28, 2006).

Other companies

Transactions with other related companies comprise loans, commercial transactions, and off balance sheet commitments involving associates and non-consolidated companies.

	Gross value as of	Impairment as of	Carrying amount as of	Carrying amount as of
Loans	February 28, 2007	February 28, 2007	February 28, 2007	August 31, 2006
Associates	37	0	37	25
Non-consolidated companies	1	(1)	0	0

Off balance sheet commitments		February 28, 2007	August 31, 2006
Commitments to third parties
Associates		30	34
Non-consolidated companies		0	0
Performance bonds given to clients
Associates		53	53
Non-consolidated companies		0	0

Half year
Revenues generated	Fiscal 2007
Associates	110
Non-consolidated companies	0

Half year
Operating expenses recognized	Fiscal 2007
Associates	(1)
Non-consolidated companies	0

Half year
Net financing costs	Fiscal 2007
Associates	0
Non-consolidated companies	0

Principal shareholder

As of February 28, 2007, Bellon SA held 36.83% of the capital of Sodexho Alliance. During the six months ended February 28, 2007, Sodexho Alliance recognized expenses of €4.5 million for assistance and advisory services provided under a contract with Bellon SA.

During the six months ended February 28, 2007, the Annual Shareholders’ Meeting of Sodexho Alliance approved the payment of a dividend of €0.95 per share. Consequently, Bellon SA received a dividend payment of €55.6 million in February 2007.

4.22. Litigation

Sodexho Pass do Brazil

Following an investigation into the financial condition of Banco Santos by the intervener representing the Central Bank of Brazil, Sodexho Pass do Brazil is in dispute with Banco Santos and a mutual fund concerning the existence of bank balances which totaled €19 million in principal, based on closing exchange rates as of February 28, 2007.

Sodexho Pass do Brazil, Banco Santos and the mutual fund have all commenced legal proceedings against one another in this matter. One of these is a collection lawsuit brought by the mutual fund for the above mentioned bank balances. Recently, in connection with this proceeding, a lower court judge has issued a decision in favor of the mutual fund. Sodexho Pass do Brazil vigorously denies that it owes any amounts in connection with these balances, and is appealing the decision. There have been no other decisions on the merits in any of the other proceedings. Since February 28, 2005, the Group has recognized a provision for defense costs only.

4.23. Subsequent events

In order to extend the maturity of its existing debt and benefit from current interest rates, Sodexho refinanced part of its debt by issuing a 500 million euro benchmark bond on March 30, 2007 with a maturity of seven years and a coupon of 4.5% .

On April 11, 2007, Sodexho reached an agreement to acquire the Gift Vouchers and Cards business of Tir Groupé, France’s leading issuer of gift vouchers for the corporate and public sectors. Tir Groupé reported total issue volume (aggregate face value of vouchers issued) of nearly €300 million.

5.5. Transition to IFRS

Reconciliations between the consolidated financial statements prepared under French Generally Accepted Accounting Principles (French GAAP) and those prepared under IFRS as of September 1, 2004 and August 31, 2005 were published in the notes to the consolidated financial statements for the six months ended February 28, 2006.

The comparatives as of and for the six months ended February 28, 2006 as presented in the notes to the consolidated interim financial statements incorporate the Group’s final conclusions on the treatment of client investments and some minor changes made since the publication of the financial statements for the six months ended February 28, 2006.

Those minor changes and reclassifications were determined using the same principles as those presented in the notes to the consolidated financial statements for the year ended August 31, 2006. The impact on profit for the six months ended February 28, 2006 is immaterial.

6.	Summary parent company income statement data as of and for the six months ended February 28, 2007

	Half year	Half year
	Fiscal 2007	Fiscal 2006
Revenues	19	22
Operating profit	153	117
Profit for the period	117	98

Sodexho Alliance SA is the parent company of the Sodexho Group. Its principal activities are the management of the Group’s equity holdings and the provision of administrative, legal and financial services.

Because Sodexho Alliance SA is a holding company, only consolidated profit for the period is representative of the Group’s operations.

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SODEXHO ALLIANCE, SA

Date: May 17, 2007	By:	/s/ Siân Herbert-Jones
		Name:	Siân Herbert-Jones
		Title:	Chief Financial Officer